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SEC MAIL RECEIVED PROCESSING
MAR - 2 2004
WASH, D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSD TRADING, LLC (DBA DAHLMAN ROSE WEISS, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI (212) 332-2612
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TSD TRADING, LLC (DBA DAHLMAN ROSE WEISS, LLC), as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TSD Trading, LLC
(doing business as Dahlman Rose Weiss, LLC)

December 31, 2003
with Report of Independent Auditors

TSD Trading, LLC
(doing business as Dahlman Rose Weiss, LLC)

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

To the Member of
TSD Trading, LLC

We have audited the accompanying statement of financial condition of TSD Trading, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TSD Trading, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2004

TSD Trading, LLC
(doing business as Dahlman Rose Weiss, LLC)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$131,807
Due from clearing broker	242,074
Investments owned	36,840
Total assets	$410,721
Liabilities and member's capital	
Liabilities:	
Accounts payable	$ 70,000
Due to affiliates	1,615
Total liabilities	71,615
Member's capital	339,106
Total liabilities and member's capital	$410,721

See accompanying notes to statement of financial condition.

TSD Trading, LLC

(doing business as Dahlman Rose Weiss, LLC)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

TSD Trading, LLC (doing business as Dahlman Rose Weiss, LLC) (the "Company") is a single-member Delaware limited liability company which commenced operations on November 19, 2000. The Company commenced doing business as Dahlman Rose Weiss, LLC in September 2003. The Company is a wholly owned subsidiary of Carlin Equities Corp ("Carlin"). All transactions for customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company records securities transactions and the related revenue and expenses on a trade-date basis. Investments owned are stated at their quoted market prices with the resulting unrealized gains and losses reflected on the statement of operations.

3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

4. Due from Clearing Broker

The clearing and depository operations for securities transactions are provided by the clearing broker (Spear, Leeds & Kellogg) pursuant to a clearance agreement. The clearing broker pays interest on credit balances.

4. Due from Clearing Broker (continued)

At December 31, 2003, the due from clearing broker reflected on the statement of financial condition represents cash held by the clearing broker. At December 31, 2003 Investments owned are located at the clearing broker.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. For the year ended December 31, 2003, there were no customer trading activity.

5. Related Party Transactions

The Company had a $150,000 subordinated loan from a shareholder of Carlin, which matured on June 30, 2003. This loan, while in affect, was subject to the claims of general creditors and had been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule.

6. Concentration of Credit Risk

The Company maintains cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

7. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to ratio would exceed 10 to 1. net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6⅔% of aggregate indebtedness or $100,000. At December 31, 2003, the Company had net capital of $302,266, which was $202,266 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was .24 to 1.

7. Net Capital Requirement (continued)

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

8. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Subsequent Events

On January 16, 2004, Carlin entered in an agreement to sell its interest in the Company for the amount of $460,550, which includes a return of invested capital.